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Filed pursuant to Rule 433
Registration Number 333-132201

Offering Summary
(Related to the Pricing Supplement
Subject to Completion, Dated July 17, 2006)

Toyota Motor Credit Corporation

Principal-Protected DJ-AIGCI-Linked Notes
Due 2009

Toyota Motor Credit Corporation ("TMCC"), the issuer has filed a registration statement (including a prospectus, a prospectus supplement and a preliminary pricing supplement) with the Securities and Exchange Commission ("SEC") for the offering to which this communication relates. Before you invest, you should read the prospectus, the prospectus supplement and the preliminary pricing supplement in that registration statement (File No. 333-132201) and the other documents TMCC has filed with the SEC for more complete information about TMCC and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus, the prospectus supplement and the preliminary pricing supplement by calling toll-free 1-877-858-5407.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

Citigroup

July 17, 2006

Principal-Protected DJ-AIGCISM-Linked Notes
Due 2009

This Offering Summary represents a summary of the terms and conditions of the Notes.

HOW THE NOTES WORK

        Principal-Protected DJ-AIGCISM-Linked Notes (the "Notes") are hybrid investments that combine characteristics of commodity and fixed income instruments. Similar to a fixed income investment, these notes offer investors the safety of 100% principal protection if held to maturity. However, instead of paying a periodic fixed or floating rate of interest, the return on these Notes is paid at maturity and is based upon the Index Return, which will be based on the percentage change of the Dow Jones-AIG Commodity IndexSM ("DJ-AIGCISM" or "DJ-AIG Commodity IndexSM") over the term of the Notes, provided that the Index Return shall not be greater than 75%. This type of investment allows investors to participate in the appreciation potential of DJ- AIGCISM without risking their initial investments. The Notes do not offer current income, which means that you will not receive any periodic interest or other payments on the Notes prior to maturity.

        The Notes are commodity index linked securities issued by TMCC that have a maturity of approximately three years. At maturity, you will receive an amount in cash equal to the sum of the principal amount you then hold in the Notes plus a Return Amount, which may be positive or zero, depending on the percentage change, if any, of the DJ-AIG Commodity IndexSM from the Pricing Date to the Valuation Date. If the Index Return from the Pricing Date to the Valuation Date is greater than zero, the Return Amount will equal the product of principal amount of the Notes held at maturity and the Index Return. If the Index Return from the Pricing Date to the Valuation Date is less than or equal to zero, the Return Amount will be zero. Because the Notes are principal protected, the payment you receive at maturity will not be less than the principal amount you hold in the Notes, even though the amount payable to you at maturity is dependent on the percentage change of the DJ-AIG Commodity IndexSM.

        These Notes may be an appropriate investment for the following types of investors:

  •
  Investors looking for exposure to commodity investments on a principal-protected basis but who are willing to forego current income.

  •
  Investors expecting an appreciation of the level of the DJ-AIG Commodity IndexSM at a rate better than a fixed income of comparable rating and term, up to the cap level during the next three years.

  •
  Investors who seek to add a commodity index linked investment to their portfolio for diversification purposes.

        These Notes are not a suitable investment for investors who require regular fixed income payments since no payments will be made prior to maturity.

        The Notes are a series of unsecured senior debt securities issued by TMCC. The Notes will rank equally with all other unsecured and unsubordinated debt of TMCC.

        Capitalized terms used in this Offering Summary are defined in "Preliminary Terms" on the following page.

PRELIMINARY TERMS

Issuer:	Toyota Motor Credit Corporation ("TMCC")
Rating of the Issuer's Senior Debt:	Aaa (Stable Outlook) /AAA (Stable Outlook) (Moody's/S&P)
Principal Protection:	100% on the Maturity Date
Security:	Principal-Protected DJ- AIGCISM-Linked Notes
Pricing Date:	August , 2006
Issue Date:	Five business days after the Pricing Date
Valuation Date:	Two business days before the Maturity Date
Maturity Date:	Approximately three years after the Issue Date
Underlying Index:	Dow Jones-AIG Commodity IndexSM ("DJ-AIGCISM")
Interest:	None
Issue Price:	100.00% of the principal amount
Payment at Maturity:	For each $1,000 note, $1,000 plus a Return Amount, which may be positive or zero
Return Amount:	For each $1,000 Note, $1,000 × Index Return, provided that the Index Return will not be less than zero; otherwise $0.
Index Return:	Ending Level - Starting Level Starting Level	, capped at 75%.
Starting Level:	The settlement price in USD of the Dow Jones-AIG Commodity IndexSM on the business day prior to Pricing Date as quoted on Reuters page AIGCI1 at 5:00 p.m. New York time.
Ending Level:	The settlement price in USD of the Dow Jones-AIG Commodity IndexSM on the Valuation Date as quoted on Reuters page AIGCI1 at 5:00 p.m. New York time, subject to certain market disruption events (see the preliminary pricing supplement for more information on market disruption events).
Denominations:	Minimum denominations and increments of US$1,000
Calculation Agent:	Citibank, N.A.

BENEFITS OF THE NOTES

  •
  Appreciation Potential.
  The Return Amount payable at maturity is based on the percentage change of the DJ-AIG Commodity IndexSM from the Pricing Date to the Valuation Date, enabling you to participate in the potential increase in the value of the DJ-AIG Commodity IndexSM during the term of the Notes without directly investing in the commodities comprising DJ-AIGCISM.

  •
  Capital Preservation.
  On the Maturity Date, TMCC will pay you the principal amount of the Notes you then hold regardless of the performance of DJ-AIGCISM.

  •
  Relative Stability.
  The Notes may be a less volatile investment than a direct investment in the commodities comprising DJ-AIGCISM because the Notes provide principal protection at maturity regardless of performance of DJ-AIGCISM.

KEY RISK FACTORS FOR THE NOTES

  •
  The Return Amount May be Zero.
  Unless the Index Return is greater than zero, the Payment at Maturity will be limited to the principal amount you then hold in the Notes.

  •
  Reference to an Index of Commodities May Yield Lower Return Than an Investment in a Single Commodity.
  Because the DJ-AIG Commodity IndexSM is a diversified commodity index, a significant increase in the value of one or more commodities but not the other commodities in the index may be substantially or entirely offset by a decrease in the value of the other commodities in the index during the term of the Notes.

  •
  Potential for a Lower Comparable Yield.
  The Payment at Maturity is linked to the performance of DJ-AIGCISM, which will fluctuate in response to market conditions. As a result, the effective yield on the Notes may be lower than that which would be payable on a conventional fixed-rate debt security of TMCC of comparable maturity.

  •
  Secondary Market, if any, May Not be Liquid.
  The Notes will not be listed on any exchange. There is currently no secondary market for the Notes. Citigroup Global Markets Inc. currently intends, but is not obligated, to make a market in the Notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the Notes.

  •
  Resale Value of the Notes May Be Lower Than Your Initial Investment.
  Due to, among other things, changes in DJ-AIGCISM, interest rates and TMCC's perceived creditworthiness, the Notes may trade at prices below their initial issue price. You could receive substantially less than the amount of your investment if you sell your Notes prior to maturity.

  •
  TMCC Credit Risk.
  The Notes are subject to the credit risk of TMCC for all payments due on the Notes.

THE DOW JONES—AIG COMMODITY INDEXSM

        The Dow Jones-AIG Commodity IndexSM is a diversified commodity index consisting of the commodities shown in the following table with their weights in percentage for 2006. As the Index is subject to annual reweighting and rebalancing, the weighting may be different in the subsequent years and at the Maturity.

Natural Gas	12.315174%
Crude Oil	12.783801%
Unleaded Gas	4.054908%
Heating Oil	3.846118%
Live Cattle	6.093791%
Lean Hogs	4.351381%
Wheat	4.772085%
Corn	5.873635%
Soybeans	7.766934%
Soybean Oil	2.765764%
Aluminum	6.851975%
Copper	5.880787%
Zinc	2.702377%
Nickel	2.659153%
Gold	6.220211%
Silver	2.000000%
Sugar	2.967351%
Cotton	3.163003%
Coffee	2.931553%

        We have obtained all information in this Offering Summary relating to the Index from publicly available sources. The daily Index levels are published in Reuters and other financial sources of general circulation. However, for purposes of calculating Payment at Maturity due to holders of the Notes, the Ending Level will be determined as described in "Preliminary Terms" above.

        "Dow Jones," "AIG®" "Dow Jones-AIG Commodity IndexSM," and "DJ-AIGCISM" are service marks of Dow Jones & Company, Inc. ("Dow Jones") and American International Group, Inc. ("American International Group"), as the case may be, and have been licensed for use for certain purposes by TMCC. The Notes based on the Dow Jones-AIG Commodity IndexSM, are not sponsored, endorsed, sold or promoted by Dow Jones, AIG Financial Products Corp. ("AIG-FP"), American International Group, or any of their respective subsidiaries or affiliates, and none of Dow Jones, AIG-FP, American International Group, or any of their respective subsidiaries or affiliates, makes any representation regarding the advisability of investing in such product(s).

        The Notes are not sponsored, endorsed, sold or promoted by Dow Jones, American International Group, AIG-FP or any of their subsidiaries or affiliates. None of Dow Jones, American International Group, AIG-FP or any of their subsidiaries or affiliates makes any representation or warranty, express or implied, to the owners of or counterparts to the Notes or any member of the public regarding the advisability of investing in securities or commodities generally or in the Notes particularly. The only relationship of Dow Jones, American International Group, AIG-FP or any of their respective subsidiaries or affiliates to TMCC is the sublicensing of certain trademarks, trade names and service marks and of the Dow Jones-AIG Commodity IndexSM, which are determined, composed and calculated by Dow Jones in conjunction with AIG-FP without regard to TMCC or the Notes. Dow Jones and AIG-FP have no obligation to take the needs of TMCC or the owners of the Notes into consideration in determining, composing or calculating the Dow Jones-AIG Commodity IndexSM. None of Dow Jones, American International Group, AIG-FP or any of their respective subsidiaries or affiliates is responsible for or has participated in the determination of the timing of, prices at, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. None of Dow Jones, American International Group, AIG-FP or any of their subsidiaries or affiliates shall have any obligation or liability, including, without limitation, to holders of the Notes, in connection with the administration, marketing or trading of the Notes. Notwithstanding the foregoing, AIG-FP, American International Group and their respective subsidiaries and affiliates may independently issue and/or sponsor financial products unrelated to the Notes currently being issued by TMCC, but which may be similar to and competitive with the Notes. In addition, American International Group, AIG-FP and their subsidiaries and affiliates actively trade commodities, commodity indexes and commodity futures (including the Dow Jones-AIG Commodity IndexSM), as well as swaps, options and derivatives which are linked to the performance of such commodities, commodity indexes and commodity futures. It is possible that this trading activity will affect the value of the Dow Jones-AIG Commodity IndexSM and the Notes.

        This Offering Summary relates only to the Notes and does not relate to the exchange-traded physical commodities underlying any of the Dow Jones-AIG Commodity IndexSM components. Purchasers of the Notes should not conclude that the inclusion of a futures contract in the Dow Jones-AIG Commodity IndexSM is any form of investment recommendation of the futures contract or the underlying exchange-traded physical commodity by Dow Jones, American International Group, AIG-FP or any of their subsidiaries or affiliates. The information in this Offering Summary regarding the Dow Jones-AIG Commodity IndexSM components has been derived solely from publicly available documents. None of Dow Jones, American International Group, AIG-FP or any of their subsidiaries or affiliates has made any due diligence inquiries with respect to the Dow Jones-AIG Commodity IndexSM components in connection with the Notes. None of Dow Jones, American International Group, AIG-FP or any of their subsidiaries or affiliates makes any representation that these publicly available documents or any other publicly available information regarding the Dow Jones-AIG Commodity IndexSM components, including without limitation a description of factors that affect the prices of such components, are accurate or complete.

        NONE OF DOW JONES, AMERICAN INTERNATIONAL GROUP, AIG-FP OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES GUARANTEES THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES-AIG COMMODITY INDEXSM OR ANY DATA INCLUDED THEREIN AND NONE OF DOW JONES, AMERICAN INTERNATIONAL GROUP, AIG-FP OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. NONE OF DOW JONES, AMERICAN INTERNATIONAL GROUP, AIG-FP OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY TMCC, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES-AIG COMMODITY INDEXSM OR ANY DATA INCLUDED THEREIN. NONE OF DOW JONES, AMERICAN INTERNATIONAL GROUP, AIG-FP OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES MAKES ANY EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES-AIG COMMODITY INDEXSM OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES, AMERICAN INTERNATIONAL GROUP, AIG-FP OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS AMONG DOW JONES, AIG-FP AND TMCC, OTHER THAN AMERICAN INTERNATIONAL GROUP.

Historical Data on the DJ-AIG Commodity IndexSM

        The following table sets forth, for each of the quarterly periods indicated, the high and low values of the DJ-AIG Commodity IndexSM from the first quarter of 2000 through the second quarter of 2006, as reported by Bloomberg. The historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the Notes may be. Any historical upward or downward trend in the Index during any period set forth below is not any indication that the Index is more or less likely to increase or decrease at any time over the term of the Notes.

	DJ-AIGCI
	High	Low
2000
Quarter
First	102.248	90.750
Second	105.750	94.628
Third	111.172	99.004
Fourth	116.091	103.538
2001
Quarter
First	115.550	105.372
Second	110.832	100.692
Third	104.613	93.885
Fourth	94.880	87.414
2002
Quarter
First	99.588	87.366
Second	102.617	94.108
Third	106.985	96.860
Fourth	112.933	101.140
2003
Quarter
First	125.049	110.276
Second	120.826	110.966
Third	121.322	114.021
Fourth	137.320	121.139
2004
Quarter
First	151.691	136.818
Second	154.994	143.289
Third	153.175	140.991
Fourth	159.294	141.271
2005
Quarter
First	165.246	142.180
Second	162.389	146.078
Third	179.069	154.107
Fourth	180.240	163.358
2006
Quarter
First	174.224	158.780
Second	187.628	164.723
Third*	178.204	174.031

*
up to July 13, 2006

The DJ-AIG Commodity IndexSM value appearing on Reuters page "AIGCI1" at 5:00 p.m. (New York time) on August     , 2006, was             .

Historical Graph

        The following graph shows the daily values of the DJ-AIG Commodity IndexSM in the period from January 1, 2000 through June 30, 2006 using historical data obtained from Bloomberg. Past movements of the DJ-AIG Commodity IndexSM are not indicative of future values of the DJ-AIG Commodity IndexSM.

Historical DJ-AIG Commodity Index Daily Level

EXAMPLES OF HYPOTHETICAL PAYMENT AT MATURITY

        The table below shows the hypothetical Payment at Maturity to be made on an investment of $1,000 principal amount of notes based on various ending levels of the DJ-AIG Commodity IndexSM. The table and the following examples of hypothetical Payment at Maturity calculations are based on the following assumptions.

  •
  Pricing date: August 4, 2006
  •
  Issue date: August 11, 2006
  •
  Principal amount: $1,000
  •
  Starting level of the DJ-AIG Commodity IndexSM: 175.00
  •
  Maturity date: August 11, 2009
  •
  The notes are purchased at their initial sale to the public and held to maturity.

The following table and examples are for purposes of illustration only and would provide different results if different assumptions were applied. The actual Payment at Maturity will depend on the actual Starting Level and Ending Level of the DJ-AIG Commodity IndexSM.

Hypothetical Ending Levels of DJ-AIGCI	Hypothetical Index Return Percentage	Hypothetical Return Amount per $1,000	Hypothetical Payment at Maturity per $1,000
40	-77.143%	$0.00	$1,000.00
50	-71.429%	$0.00	$1,000.00
60	-65.714%	$0.00	$1,000.00
70	-60.000%	$0.00	$1,000.00
80	-54.286%	$0.00	$1,000.00
90	-48.571%	$0.00	$1,000.00
100	-42.857%	$0.00	$1,000.00
110	-37.143%	$0.00	$1,000.00
110	-37.143%	$0.00	$1,000.00
120	-31.429%	$0.00	$1,000.00
130	-25.714%	$0.00	$1,000.00
140	-20.000%	$0.00	$1,000.00
150	-14.286%	$0.00	$1,000.00
160	-8.571%	$0.00	$1,000.00
170	-2.857%	$0.00	$1,000.00
180	2.857%	$28.57	$1,028.57
190	8.571%	$85.71	$1,085.71
200	14.286%	$142.86	$1,142.86
210	20.000%	$200.00	$1,200.00
220	25.714%	$257.14	$1,257.14
230	31.429%	$314.29	$1,314.29
240	37.143%	$371.43	$1,371.43
250	42.857%	$428.57	$1,428.57
260	48.571%	$485.71	$1,485.71
270	54.286%	$542.86	$1,542.86
280	60.000%	$600.00	$1,600.00
290	65.714%	$657.14	$1,657.14
300	71.429%	$714.29	$1,714.29
310	75.000%	$750.00	$1,750.00
320	75.000%	$750.00	$1,750.00
330	75.000%	$750.00	$1,750.00

Example 1. The level of the Index increases from the Starting Level of 175 to an Ending Level of 197. The Index Return equals 12.571%=(197-175)/175. The Return Amount is equal to $125.71 and the final payment at maturity is equal to $1,125.71 per $1,000 principal amount note.

Payment at maturity per $1,000 principal amount note = $1,000 + ($1,000 × [(197-175)/175]) = $1,125.71.

Example 2: The level of the Index decreases from the Starting Level of 175 to an Ending Level of 91. The Index Return equals -48.000%=(91-175)/175. The Return Amount is equal to zero and the final payment per $1,000 principal amount note at maturity is the principal amount of $1,000 because the Notes are principal protected.

Payment at maturity per $1,000 principal amount note = $1,000.

Example 3: The level of the Index increases from the Starting Level of 175 to an Ending Level of 314. The Index Return would equal 79.429%=(314-175)/175, but because of the cap of 75%, it equals 75%. The Return Amount is equal to $750 and the final payment at maturity is equal to $1,750 per $1,000 principal amount note.

Payment at maturity per $1,000 principal amount note = $1,000 + $750.

CERTAIN U. S. FEDERAL INCOME TAX CONSIDERATIONS

        The following summarizes certain federal income tax considerations for initial U.S. investors that hold the Notes as capital assets. Investors should refer to the preliminary pricing supplement related to this offering for additional information relating to U.S. federal income tax and to their tax advisors to determine tax consequences particular to their situation. Because the Notes are contingent payment debt obligations of TMCC, U.S. holders of the notes will be required to include original issue discount ("OID") for U.S. federal income tax purposes in gross income on a constant yield basis over the term of the Notes. This tax OID (computed at the assumed comparable yield) will be includible in a U.S. holder's gross income (as ordinary income) over the term of the Notes, and generally will be reported to U.S. non-corporate holders on an IRS Form 1099. The assumed comparable yield is based on a rate at which TMCC would issue a similar debt obligation with no contingent payments. The amount of tax OID is based on an assumed amount payable at maturity. This assumed amount is neither a prediction nor guarantee of the actual yield of, or payment to be made in respect of, the Notes. If the amount the Notes pay at maturity is, in fact, less than this assumed amount, then a U.S. holder will have recognized taxable income in periods prior to maturity that exceeds that holder's economic income from holding the Notes during such periods (with an offsetting ordinary loss). If a U.S. holder disposes of the Notes, the U.S. holder will be required to treat any gain recognized upon the disposition of the Notes as ordinary income (rather than capital gain). In the case of a holder of the Notes that is not a U.S. person all payments made with respect to the Notes and any gain realized upon the sale or other disposition of the Notes should not be subject to U.S. income or withholding tax, provided that the holder complies with applicable certification requirements (including in general the furnishing of an IRS form W-8 or substitute form) and such payments and gain are not effectively connected with a U.S. trade or business of such holder. You should refer to the preliminary pricing supplement related to this offering and the accompanying prospectus supplement and prospectus for additional information relating to U.S. federal income tax and should consult your own tax advisors to determine tax consequences particular to your situation.

CREDIT RATINGS

        As of April 30, 2006, the ratings and outlook established by Moody's Investment Service, Inc. and Standard & Poor's Ratings Group, a division of The McGraw-Hill Companies, Inc., for TMCC's senior debt were "Aaa" and "Outlook Stable," and "AAA" and "Outlook Stable," respectively. Credit ratings are not recommendations to buy, sell or hold securities and are subject to revision or withdrawal at any time by the assigning nationally recognized statistical rating organization ("NRSRO"). Real or anticipated changes in the credit ratings will generally affect the market value of your Notes. The credit ratings, however, do not reflect the potential impact of risks related to structure, market or other factors discussed above on the value of your Notes. Each NRSRO may have different criteria for evaluating risk, and therefore ratings should be evaluated independently for each NRSRO.

ADDITIONAL CONSIDERATIONS

        If the DJ-AIG Commodity IndexSM value is not available on Reuters page "AIGCI1" or any substitute page thereto, the Calculation Agent may determine the DJ-AIG Commodity IndexSM in accordance with the procedures set forth in the preliminary pricing supplement related to this offering. You should refer to the section "ADDITIONAL TERMS OF THE NOTES" in the preliminary pricing supplement for more information.

        Client accounts over which Citigroup Global Markets Inc. or its affiliates have investment discretion or otherwise act as fiduciary are not permitted to purchase the Notes, either directly or indirectly. This includes employee benefit plans that are subject to ERISA, individual retirement accounts and every other client account over which Citigroup Global Markets Inc. or its affiliates have investment discretion or act as fiduciary.

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HOW THE NOTES WORK
PRELIMINARY TERMS
BENEFITS OF THE NOTES
KEY RISK FACTORS FOR THE NOTES
THE DOW JONES—AIG COMMODITY INDEXSM
EXAMPLES OF HYPOTHETICAL PAYMENT AT MATURITY
CERTAIN U. S. FEDERAL INCOME TAX CONSIDERATIONS
CREDIT RATINGS
ADDITIONAL CONSIDERATIONS